Variable Life Insurance Company

ENHANCED CASH VALUE RIDER

ADDITIONAL CASH VALUE PAYABLE UPON SURRENDER OF THE POLICY AS DEFINED AND LIMITED

This rider is made a part of the policy to which it is attached, in consideration of: (a) the application, a copy of which is attached to and made a part of the policy; and (b) the Enhanced Cash Value Rider Charge as shown under Deduction from Premium Payments in Section 1 of the policy. The rider becomes effective on the rider Date of Issue, which is the Date of Issue of the policy. This rider may not be issued subsequent to the Date of Issue of the policy.

The Owner under this rider will be the Owner under the policy to which this rider is attached.

We agree, subject to the terms and conditions of this rider and the policy to pay, in addition to the Surrender Value otherwise payable, the amount of Enhanced Cash Value benefit to the Owner upon receipt at our Servicing Office of written notice of surrender from you, if all the following conditions are met:

(a)	your written notice is received at our Servicing Office prior to the death of the Insured, or Surviving Insured if applicable;

(b)	such surrender is not the result of an exchange under Section 1035 of the Internal Revenue Code; and

(c)	this rider has not terminated under the “Termination” provision below.

Such Enhanced Cash Value benefit shall be equal to the amount described under “Rider Information” in Section 1 of the policy.

EFFECT ON WITHDRAWALS AND LOAN VALUE

Neither the amount available for Withdrawal or the Loan Value of the policy will in any way be increased due to this Enhanced Cash Value Rider.

DEFERRAL OF DETERMINATIONS

We may defer the payment of any Enhanced Cash Value benefit in the same manner that we may defer payment of any Surrender Value under the policy.

TERMINATION

This rider will terminate without value, on the earliest of:

a.	the end of the [eighth] Policy Year;

b.	the lapse, exchange, or termination of the policy;

c.	absolute assignment of the policy;

d.	death of the Insured, or Surviving Insured if applicable; or

e.	your written request to discontinue this rider.

Signed for the Company at Boston, Massachusetts.

Secretary

03PXECVR